Live Oak Acquisition Corp. V

4921 William Arnold Road

Memphis, TN 38117

VIA EDGAR

April 28, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549
Attn:	Valeria Franks
Doug Jones

Re:	Live Oak Acquisition Corp. V
Form 10-K for Fiscal Year Ended December 31, 2025
Form 8-K Furnished March 31, 2026
File No. 001-42540

Ladies and Gentlemen:

Live Oak Acquisition Corp. V (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 24, 2026 (“Comment Letter”), relating to the Current Report on Form 8-K (the “Original Current Report”) filed by the Company with the Commission on March 31, 2026, and the investor presentation (“Teamshares Presentation”) furnished to the Commission as Exhibit 99.1 to the Original Current Report.

In response to the Staff’s comments set forth in the Comment Letter, Teamshares Inc., a Delaware corporation (“Teamshares”), which is party to the Agreement and Plan of Merger into which Teamshares and Live Oak entered as of November 14, 2025 (as amended as of April 1, 2026, and as may be further amended or supplemented from time to time, the “Merger Agreement”), has prepared an updated version of the Teamshares Presentation (the “Updated Teamshares Presentation”), a copy of which is being furnished to the Commission as Exhibit 99.1 to an amendment to the Original Current Report (the “Amended Current Report”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 8-K Furnished March 31, 2026

Exhibit 99.1

Why Teamshares matters, page 19

1.	You disclose $24 million EBITDA, a non-GAAP measure, on slide 19. Please revise to provide the disclosures required by Item 100(a) of Regulation G, including a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure per Item 100(a)(2).

Response: The Company respectfully acknowledges the Staff’s comment and is furnishing a copy of the Updated Teamshares Presentation to the Commission as Exhibit 99.1 to the Amended Current Report on Form 8-K intended to be responsive to the Staff’s comment.

Historical Financial Results and Reconciliation of Non-GAAP Measures, Page 81

2.	Please remove all references to the non-GAAP measure consolidated Operating EBITDA and associated amounts, including measures the computation of which are based on this measure, such as Pro Forma Operating EBITDA and Return on Equity, since the Corporate Expenses adjustment appears to exclude normal, recurring, cash operating expenses. Refer to Questions 100.01 and 104.04 of the Non-GAAP Financial Measures Corporation Finance Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and is furnishing a copy of the Updated Teamshares Presentation to the Commission as Exhibit 99.1 to the Amended Current Report. The Updated Teamshares Presentation has been revised to remove references to consolidated Operating EBITDA and associated amounts and measures the computation of which are based on or derived from such metric, including Pro Forma Operating EBITDA and Return on Equity.

* * *

We thank you for your review of the foregoing and the Form 8-K/A and Exhibit 99.1. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at mlaitner@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Live oak acquisition corp. v

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	President, Chief Executive Officer and Director

cc:	Meredith Laitner, Esq.
Ellenoff Grossman & Schole LLP

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